UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

May 12, 2009

To whom it may concern:

Company Name: Mizuho Securities Co., Ltd.
Head Office: 1-5-1 Otemachi, Chiyoda-ku, Tokyo
Representative: Keisuke Yokoo, President & CEO
Code Number: 8606
Contact: Corporate Communication Department
(TEL. 03-5208-2030)

Change of Controlling Companies

Mizuho Securities Co., Ltd. (“MHSC”) announces that its relationship with Mizuho Financial Group, Inc. (“MHFG”) and Mizuho Corporate Bank, Ltd. (“MHCB”) was changed from “Other related parties” to “Controlling companies” as of May 7, 2009. Please refer to the following information.

1.	Reasons for the change

The consummation of merger between Shinko Securities Co., Ltd. and Mizuho Securities Co., Ltd. (pre-merger) on May 7, 2009.

(Please note that the change of company name from Shinko Securities Co., Ltd. to Mizuho Securities Co., Ltd. took place at the time of the merger.)

2.	About new controlling companies

(1) Company Name	Mizuho Financial Group, Inc.	Mizuho Corporate Bank, Ltd.

(2) Head Office	2-5-1 Marunouchi, Chiyoda-ku, Tokyo	1-3-3 Marunouchi, Chiyoda-ku, Tokyo

(3) Representative	Takashi Tsukamoto, President & CEO	Yasuhiro Sato, President & CEO

(4) Capital Stock	¥1,540,965 million	¥1,070,965 million

(5) Business	Financial Holding Company	Banking

(6) Relationship with MHSC	Controlling Company	Controlling Company

(7) Fiscal Year End	March 31	March 31

(8) Stock Exchanges	Tokyo Stock Exchange (First Section) Osaka Stock Exchange (First Section) New York Stock Exchange*1 *1 MHFG’s ADRs (American Depositary Receipts) are listed on NYSE	Not listed

3.	Number and ownership percentage of voting rights of the Company before and after the change

(1)	MHFG

(As of May 7, 2009)

	Relationship	Number of voting rights			Voting rights ownership percentage (%)*
		Voting rights held directly	Voting rights held indirectly	Total	Voting rights held directly	Voting rights held indirectly	Total
Before	Other related parties	0	209,636	209,636	0%	27.32%	27.32%
After	Controlling company	0	942,124	942,124	0%	59.51%	59.51%

(2)	MHCB

(As of May 7, 2009)

	Relationship	Number of voting rights			Voting rights ownership percentage (%)*
		Voting rights held directly	Voting rights held indirectly	Total	Voting rights held directly	Voting rights held indirectly	Total
Before	Other related parties	209,136	0	209,136	27.25%	0%	27.25%
After	Controlling company	941,624	0	941,624	59.48%	0%	59.48%

*	Voting rights ownership percentage is calculated based on the total number of voting rights of Shinko Securities (as of most recent record date, March 31, 2009) and number of voting rights associated with shares allocated to the shareholders of MHSC (pre-merger) on May 7, 2009.

4.	Name of the controlling company that has the largest influence on MHSC and the reason for the selection

Company Name: Mizuho Financial Group, Inc.

Reasons: MHFG is in a position to exercise ultimate influence on MHSC and it is also the holding company that can determine the strategic direction of the financial group.

5.	Outlook

MHSC anticipates that the controlling companies’ shareholding policy would remain unchanged.

6.	Change of non-listed controlling companies or other entities which should be disclosed

Not applicable.